Exhibit 99.1

Electra Disposes of Non-Core Canadian Mineral Properties; Retains Royalty Interest

TORONTO--(BUSINESS WIRE)--January 4, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced it has signed an amendment (the “Amendment”) to a 2021 share purchase and option agreement with Kuya Silver Corporation (“Kuya”) relating to silver and cobalt exploration assets in the Canadian Cobalt Camp (the “Assets”).

Highlights of the Amended Agreement

  Electra has granted to Kuya the right to acquire a 100 percent interest in its remaining assets in the Canadian Cobalt Camp.
  To exercise this right, Kuya is required to make a payment in cash or in the equivalent value of its shares totaling $1 million to Electra on or prior to January 31, 2023. The equivalent value of Kuya’s shares will be based on the share price equivalent to the earn-in volume weighted average price prior to the issuance.
  Kuya has also agreed to enter into a royalty agreement with Electra whereby it will grant Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets.
  Electra will retain a right of first offer to refine any base metal concentrates produced from the Assets at Electra’s Ontario refinery.

“Our initial agreement with Kuya was designed to allow us to maximize shareholder value for our exploration assets in Ontario, given our primary focus on recommissioning North America’s first cobalt sulfate refinery,” said Trent Mell, Electra’s CEO. “Accelerating the terms of the initial agreement with Kuya allows us to focus on advancing our strategy of developing an integrated battery materials complex that combines the production of cobalt, nickel, and manganese sulfates with the recycling of battery black mass.”

Electra and Kuya first entered into a share purchase and option agreement on February 26, 2021 whereby Kuya acquired a 100 percent interest in the property package surrounding the Kerr Lake area for $4 million and an option to earn up to a 70 percent interest in Electra’s remaining assets for an additional $1 million. Under the original agreement, Kuya was required to make $1 million in additional payments and invest $4 million in exploration activities. Pursuant to the terms of the Amendment, Kuya will also be assuming management of any ongoing obligations and liabilities associated with the Assets.

The Cobalt Camp

Electra held the largest land package in the historic silver-cobalt mining camp of Cobalt, Ontario, with more than 10,000 hectares and over 50 past-producing mines, including some of the region’s largest high-grade silver producers. The Company conducted extensive exploration from 2017 to 2019 that included creating a proprietary 3D geological model based on digital compilation of historic mine workings, integrated with exploration drilling, geophysical data and surface bedrock geology maps.

Over 600 million ounces of silver and 50 million pounds of cobalt were mined in the district along with copper and nickel over a 60-year period. Discovered in 1903, silver production peaked between 1919 to 1931. Exceptionally high-grade vein-style, native silver mineralization was mined at up to 185 oz/t Ag (5,200 g/t Ag) from surface and underground.

About Kuya Silver Corporation

Kuya Silver is a Canadian-based mineral exploration and development company with a focus on acquiring, exploring, and advancing precious metals in Peru and Canada.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891